Filed by Pono Capital Three, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pono Capital Three, Inc.

(SEC File No. 333-274502)

Horizon Aircraft Appoints Brian Merker as Chief Financial Officer Ahead of Anticipated Business Combination

Expands and Strengthens Leadership Team with Seasoned Public Company Finance and Aviation Industry Executive

TORONTO, Dec. 11, 2023 (GLOBE NEWSWIRE) -- Robinson Aircraft Ltd., doing business as Horizon Aircraft (“Horizon Aircraft” or the “Company”), a hybrid electric Vertical TakeOff and Landing (“eVTOL”) aircraft developer, today announced the expansion of its leadership team with the appointment of seasoned financial aviation executive, Brian Merker, as Chief Financial Officer.

“We are excited to officially welcome Brian to the Horizon Aircraft management team and lead our financial operations into our next stage of growth as we make significant strides towards our public listing,” stated Brandon Robinson, Chief Executive Officer. “Brian’s advanced financial management skills in the public and private markets within the aerospace industry closely tracks with Horizon’s core business. We have successfully executed the manufacturing and design of several sub-scale prototype eVTOL aircraft and with the addition of Brian’s financial acumen, we are well-positioned for a smooth transition of Horizon as a public company and to accelerate our next phase of growth.”

Mr. Merker commented, “I am delighted to join the exceptionally talented team of design and manufacturing professionals at Horizon Aircraft. I look forward to leveraging my previous chief financial officer responsibilities and experience in aviation to manage a sound financial operation with sharp financial oversight. My experience will help support the Company’s growth initiatives and capital deployment plans as Horizon develops its full-scale aircraft and its vision of building a better future.”

Mr. Merker brings more than 20 years of senior financial management experience to Horizon spanning both public and private sectors, including 10 years serving in the aviation sector. Most recently, Mr. Merker served as Chief Financial Officer of Skyservice Business Aviation, supporting their growth efforts in aircraft management, maintenance, fixed-based operations, charter, and brokerage. Prior to Skyservice Business Aviation, Mr. Merker was Vice President of Finance at Discovery Air, a publicly traded company that included a diverse range of aviation related services. From 2007 to 2012, Mr. Merker served as Vice President of Finance at Score Media, a publicly traded company focused on sports broadcast and technology innovation. Mr. Merker began his career in the KPMG audit practice, with significant exposure to SEC registrants at the commencement of the Sarbanes-Oxley legislation. Mr. Merker obtained his Commerce degree with Honors in Economics from Guelph University before attending Queen’s University to complete his Chartered Professional Accounting academia requirements.

Horizon Aircraft’s Business Combination with Pono Capital Three

As previously announced, Horizon Aircraft and Pono Capital Three, Inc. (NASDAQ: PTHR, PTHRU and PTHRW) (“Pono”), a special purpose acquisition company, entered into a proposed business combination on August 15, 2023 to form a combined public company. Upon closing, the newly combined company will trade on the NASDAQ under the symbol “HOVR.”

About Horizon Aircraft

Horizon Aircraft is an advanced aerospace engineering company that is developing one of the world’s first hybrid eVTOL that is to be able to fly most of its mission exactly like a normal aircraft while offering industry-leading speed, range, and operational utility. Horizon’s unique designs put the mission first and prioritize safety, performance, and utility. Horizon hopes to successfully complete testing and certification of its Cavorite X7 eVTOL quickly and then enter the market and service a broad spectrum of early use cases. Visit www.horizonaircraft.com for more information.

About Pono Capital Three, Inc.

Pono is a special purpose acquisition company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Pono’s units started trading on the Nasdaq Global Market on February 14, 2023, under the ticker symbol “PTHRU.” The Class A common stock trades under the symbol “PTHR” and the warrants under the symbol “PTHRW,” respectively.

Advisors

Nelson Mullins Riley & Scarborough LLP is serving as U.S. legal counsel and Fang and Associates is serving as Canadian legal counsel to Pono in the transaction. Dorsey & Whitney LLP is serving as U.S. legal counsel and Gowling WLG (Canada) LLP is serving as Canadian legal counsel to Horizon Aircraft in the transaction. EF Hutton LLC is serving as the Capital Markets Advisor in the transaction.

Forward-Looking Statements

The information in this press release contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed Business Combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “aim,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Pono’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the definitive business combination agreement by the shareholders of Pono; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination Agreement following the announcement of the entry into the Business Combination Agreement and proposed Business Combination; (v) redemptions exceeding anticipated levels or the failure to meet The Nasdaq Market’s initial listing standards in connection with the consummation of the proposed Business Combination; (vi) the effect of the announcement or pendency of the proposed Business Combination on Horizon’s business relationships, operating results and business generally; (vii) risks that the proposed Business Combination disrupts the current plans of Horizon; (viii) changes in the markets in which Horizon competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ix) the risk that Pono and Horizon will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all; (x) the ability of the parties to recognize the benefits of the Business Combination Agreement and the Business Combination; (xi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue; (xii) statements regarding Horizon’s industry and market size; (xiii) financial condition and performance of Horizon and Pono, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of Pono’s public shareholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of Horizon; (xiv) Horizon’s ability to develop, certify, and manufacture an aircraft that meets its performance expectations; (xv) successful complete completion of testing and certification of Horizon’s Cavorite X7 eVTOL; (xvi) the targeted future production of Horizon’s Cavorite X7 aircraft; and (xvii) those factors discussed in Pono’s filings with the U.S. Securities and Exchange Commission (“SEC”) and that that are contained in the registration statement on Form S-4 (the “Form S-4”) and the related proxy statement relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Form S-4 and the related proxy statement and other documents to be filed by Pono from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Horizon and Pono may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law. Neither Horizon nor Pono gives any assurance that Horizon and Pono will achieve their respective expectations.

Additional Information and Where to Find It

In connection with the Business Combination Agreement and the Business Combination, Pono has filed materials with the SEC, including the Form S-4, which includes a preliminary proxy statement/prospectus of Pono, and will file other documents regarding the Business Combination with the SEC. Pono will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Pono shareholders are urged to read the Form S-4 and the preliminary proxy statement/prospectus and any amendments thereto, and when available, the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the Business Combination, because these documents will contain important information about Pono, Horizon, and the Business Combination. The final prospectus and definitive proxy statement will be mailed to shareholders of Pono as of a record date to be established for voting on the Business Combination. Shareholders of Pono will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Pono without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Pono’s other filings with the SEC can also be obtained, without charge, by directing a request to Pono Capital Three, Inc., 643 Ilalo St. #102, Honolulu, Hawaii 96813, (808) 892-6611. The information contained in, or that can be accessed through, Horizon’s website is not incorporated by reference in, and is not part of, this communication.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933.

Participants in the Solicitation

Horizon and Pono and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the Business Combination. Pono shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Pono in Pono’s initial public offering prospectus, which was declared effective the SEC on February 9, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Pono’s shareholders in connection with the Business Combination will be included in the definitive proxy statement/prospectus that Pono intends to file with the SEC.

Contacts

Horizon Aircraft

Inquiries (PR):

Phil Anderson
Phone: +44 (0)7767 491 519

Phil@perceptiona.com

Investor Contacts:

Shannon Devine and Rory Rumore

MZ Group

Phone: (203) 741-8841

HorizonAircraft@mzgroup.us

Pono Capital Three, Inc.

Davin Kazama

Inquiries (PR):

Phone: (808) 892-6611

Davin@PonoCorp.com

4